QuickLinks -- Click here to rapidly navigate through this document

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

SHELDON PITTLEMAN, On Behalf Of Himself And All Others Similarly Situated,
Plaintiff,
-against-
GERALD S. CASILLI, RAMON A. NUNEZ, JAMES R. OYLER, GLENN E. PENISTEN, WILLIAM STEVENS, JACKSON HU and IKOS SYSTEMS, INC.
Defendants.

CLASS ACTION COMPLAINT

    Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

    1.  Plaintiff Sheldon Pittleman is a stockholder of defendant Ikos Systems, Inc. ("IKOS" or the "Company").

    2.  Defendant IKOS is a corporation duly organized and existing under the laws of the state of Delaware, with its principal executive offices located at 19050 Pruneridge Avenue, Cupertino, California 95041. IKOS develops, manufactures, markets and supports acceleration and verification systems for integrated circuits (ICs).

    3.  Defendant Gerald S. Casilli is chairman of the board of directors of IKOS.

    4.  Defendant Ramon A. Nunez is a director of IKOS and serves as its chief executive officer and president.

    5.  Defendant James R. Oyler is a director of IKOS.

    6.  Defendant Glenn E. Penisten is a director of IKOS.

    7.  Defendant William Stevens is a director of IKOS.

    8.  Defendant Jackson HU is a director of IKOS.

    9.  The defendants named in paragraphs 3 through 9 are sometimes collectively referred to herein as the "Individual Defendants."

    10. The Individual Defendants, as officers and/or directors of IKOS, have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of IKOS, and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

CLASS ACTION ALLEGATIONS

    11. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of IKOS or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants wherein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

    12. This action is properly maintainable as a class action because:

      a.  The Class is so numerous that joinder of all members is impracticable. there are hundreds, if not thousands, of IKOS stockholders who are located throughout the United States.

      b.  There are questions of law and fact which are common to the Class, including: whether any of the defendants have acted or are continuing to act in a manner calculated to benefit themselves at the expense of IKOS' public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below.

      c.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      d.  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect too individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

      e.  The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

CLAIM FOR RELIEF

    13. On December 6, 2001 Mentor Graphics, Inc., ("Mentor") announced an unsolicited bid to acquire IKOS. In a letter from Gregory K. Hinckley, the President and Chief Operating Officer of Mentor, to IKOS' Board of Directors, Mentor offered to acquire IKOS for $11.00 in cash per share of IKOS common stock compared to a price of $8.00 per share before Mentor made its bid.

    14. Mentor's letter demonstrates that it is ready, willing and able to move ahead with its offer. The offer price is well in excess of the Company's current trading price.

    15. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

      a.  undertake an appropriate evaluation of IKOS' worth as a merger/acquisition candidate;

      b.  take all appropriate steps to enhance IKOS' value and attractiveness as a merger/acquisition candidate;

      c.  take all appropriate steps to effectively expose IKOS to the marketplace in an effort to create an active auction for IKOS, including but not limited to engaging in serious negotiations with BUYER or its representatives;

      d.  act independently so that the interests of IKOS' public stockholders will be protected; and

      e.  adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of IKOS' public stockholders.

    16. As a result of defendants' failure to take such steps, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

    17. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, by maintaining themselves in office and/or failing to take the steps set forth above, excluding the Class from its fair proportionate share of IKOS' valuable assets and businesses, all to the irreparable harm of the Class.

    18. Plaintiff and the other members of the Class have no adequate remedy at law.

    WHEREFORE, plaintiff prays for judgment and relief as follows:

    A.  Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

    B.  Declaring that defendants have breached their fiduciary and other duties to plaintiff and the other members of the Class;

    C.  Entering an order requiring defendants to take the steps set forth hereinabove;

    D.  Awarding compensatory damages against defendants individually and severally in an amount to be determined upon the proof submitted to this Court;

    E.  Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

    F.  Granting such other and further relief as to the Court may seem just and proper.

ROSENTHAL MONHAIT GROSS & GODDESS, PA
By:	/s/ ILLEGIBLE 919 North Market Street Suite 1401, Mellon Bank Center Wilmington, Delaware 19899 (302) 656-4433 Attorneys for Plaintiff

(OF COUNSEL:

ABBEY GARDY, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700

December 7, 2001

QuickLinks

CLASS ACTION ALLEGATIONS
CLAIM FOR RELIEF